Dechert LLP

1900 K Street, NW
Washington, DC  20006-1110

+1  202  261  3300  Main

+1  202  261  3333  Fax

October 21, 2016

www.dechert.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Edward Bartz

Re:

Fidelity Concord Street Trust (the “Trust”)

Fidelity Advisor Event Driven Opportunities Fund

Fidelity Event Driven Opportunities Fund

Fidelity Large Cap Stock Fund

Fidelity Mid Cap Stock Fund

Fidelity Nasdaq Composite Index Fund

Fidelity Series 100 Index Fund

Fidelity Series Small Cap Discovery Fund

Fidelity Small Cap Discovery Fund

Fidelity Small Cap Stock Fund (the “Funds”)

File Nos. 033-15983 and 811-05251

Post-Effective Amendment No. 79

Dear Mr. Bartz:

Dechert LLP serves as counsel to the above-referenced Funds in connection with Post-Effective Amendment No. 79 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which accompanies this letter.  In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company (“FMR”), the Funds’ investment adviser.  FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson